UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 4 December, 2007

ASX & MEDIA RELEASE
5 DECEMBER, 2007

NOVOGEN’S INVESTIGATIONAL DRUG FOR INFLAMMATORY BOWEL DISEASE HAS POSITIVE RESULTS FOLLOWING PHASE 1B TRIAL

In a recently completed Phase Ib clinical trial of a new drug to treat inflammatory bowel disease (IBD) indicates that treatment may be possible with just a single daily dose.

The drug, NV-52, is a novel compound being developed by Australian pharmaceutical company Novogen Limited (ASX: NRT -  Nasdaq: NVGN), as an oral agent for the maintenance of remission in IBD.

IBD is a debilitating illness which comprises two syndromes – ulcerative colitis involving mainly the colon and Crohn’s disease which can affect the entire gastrointestinal tract.  IBD sufferers experience periods of diarrhoea, bleeding, pain and extreme fatigue, and in intractable cases may require surgical resection of portions of the bowel.

IBD is characterised by periods of remission, during which symptoms are controlled by a variety of drugs.  However, relapse where symptoms recur is very common and often needs hospitalisation.  There is no cure for IBD, and currently available medications are unable to prevent disease ‘flares’ . As well, all therapies have side effects which compromise quality of life significantly.

The NV-52 Phase Ib study was conducted under the direction of clinical pharmacologist, Professor Laurie Howes, Professor of Pharmacology and Therapeutics at Griffith and Bond Universities

In this latest study, NV-52 was administered just once daily over a seven day period to nine healthy volunteers.  During that time, the levels of NV-52 were measured in the blood, and a wide range of safety assessments undertaken.

Following this once daily dosing regime, concentrations of NV-52 were maintained in the plasma of the volunteers at the level associated with suppression of colitis in the mouse model of IBD.  This suggests that if the drug can be demonstrated to be effective in humans, only once daily dosing of NV-52 would be required to enable control of symptoms in IBD patients.  Importantly, there were no adverse events and no side effects reported during the study.

“These results indicated that oral therapy with just one dose of NV-52 each day would provide plasma levels in IBD patients that were similar to those which were effective in mice,” Professor Howes said.  “Furthermore, chronic dosing with NV-52 caused no abnormalities in any of the volunteers, confirming NV-52’s excellent safety profile.  Further studies are now appropriate to determine whether NV-52 is effective in maintaining remission in IBD patients.”

Program Leader of the Novogen Anti-inflammatory and Cardiovascular Drug Research Program, Dr Cath Walker, said “These data suggest that NV-52 appears to be a safe and non-toxic therapy which, if proven to be effective in humans, will enable the prolonged maintenance of remission in IBD in the absence of drug side effects”.

NV-52 is a synthetic phenolic derivative.  NV-52 given orally is protective in a mouse model of colitis, where it has been effective at not only reducing the severity of acute inflammation in the bowel, but at inhibiting its initiation.  Formal toxicology testing has demonstrated that NV-52 is a completely non-toxic compound, causing no adverse effects in animals, as well as no genotoxic or mutagenic effects.

About Novogen Limited:

Novogen Limited (ASX: NRT  NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders. Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world.  Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.  For more information, visit www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.  Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events.  We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.